 Exhibit 99.2
Management’s discussion and analysis –
February 25, 2021
The following management’s discussion and analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the three and nine months ended December 31, 2020. This MD&A has been prepared with all information available up to and including February 25, 2021. This MD&A should be read in conjunction with Just Energy’s unaudited interim condensed consolidated financial statements for the three and nine months ended December 31, 2020. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
COVID-19 Considerations
The rapid outbreak of the novel strain of the coronavirus, specifically identified as the COVID-19 pandemic, has caused governments worldwide to enact emergency measures and restrictions to combat the spread of the virus. These measures and restrictions, which include the implementation of travel bans, mandated and voluntary business closures, self-imposed and mandatory quarantine periods, isolation orders and social distancing, have caused material disruption to businesses globally, resulting in economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The future impact of the COVID-19 pandemic on liquidity, volatility, credit availability, and market and financial conditions generally could change at any time. The duration and impact of the COVID-19 pandemic on the economy are unknown at this time and, as a result, it is difficult to estimate the longer-term impact on our operations and the markets for our products.
Subsequent Event
The extreme cold weather experienced throughout the State of Texas (the “Weather Event”) commencing on or about February 13, 2021 and continuing through February 19, 2021 resulted in extraordinary and sustained increases in customer consumption during this period. Due to the increased demand for power from higher customer consumption and generation outages the Electric Reliability Council of Texas (ERCOT), the independent system operator which manages the flow of electric power to most of the State, demanded rolling blackouts or forced outages, starting early on Monday February 15th through approximately 1:00 am Central time on Thursday February 18th (the “Firm Load Shedding Event”). As a result, the Company was required to balance its power supply through ERCOT at artificially mandated prices and significantly increased ancillary services costs described below.
The Company hedges weather risk based on historical scenarios. During the month of February 2021, the Company had weather hedges in place to cover an incremental 50% increase in customer usage above normal February consumption. Due to the Weather Event, customer usage increased significantly above our weather hedges for a sustained period. As an example, the Company’s load was up over 200% on February 14th from the same day a week earlier.
On February 15, 2021, the Public Utility Commission of Texas (“PUC”), in an emergency meeting, directed ERCOT to modify pricing models to more accurately reflect scarcity conditions in the market while the Firm Load Shedding Event was occurring. Prior to this emergency order, energy prices across the system were clearing in the real time market at less than the current system-wide offer cap of  $9,000 per MWh established under the PUC rules. Real time prices and Day Ahead prices from then on reflected the offer cap of  $9,000 per MWh and continued past the end of the Firm Load Shedding Event until 9:00 a.m. Central Time on Friday February 19th.
In addition to artificially high electricity costs in ERCOT during the Weather Event, the Company was also exposed to significantly increased ancillary service costs, which are charges associated with maintaining the reliability of the grid that are uplifted to all market participants daily based on that day’s load ratio share. During the Weather Event, ancillary service costs have been estimated to be approximately 600 times the normal price. The Company had hedges in place to cover its normal load level ancillary costs which are based on the Company’s normal load share of electricity in ERCOT. During the Weather Event, the Company’s load share appears to have disproportionally increased. The Company’s load share increase, combined with the significantly higher ancillary service prices, resulted in significant additional costs, the final mount of which is still being determined.
As at February 22, 2021, the Company reviewed the available information regarding the Company’s customer load for the Weather Event and estimated that the Company may have incurred a loss of CAD $315 million (approximately USD $250 million). Following February 22, 2021, the Company received initial settlement statements from ERCOT, which are subject to resettlements that may be material, showing lower customer load. The initial statements from ERCOT, without any resettlement, would result in significantly lowering the Company’s exposure to approximately CAD $50 million (approximately USD $40 million). Given the material differences between the load information, the Company continues to investigate the differences in load information. Under normal ERCOT protocols resettlements occur 55 days after the operating day. However, ERCOT has indicated that it may resettle earlier. The total
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MANAGEMENT’S DISCUSSION AND ANALYSIS
financial impact may materially change due to ERCOT final settlement data as it becomes available, any government or regulatory actions or potential litigation with respect thereto, failure of other parties to pay amounts owing to ERCOT and the impact of customer credit losses.
These estimated substantial losses may create significant liquidity challenges for the Company. The Company may have further discussions with market participants, including existing stakeholders, regarding any further sources of funding. However, there is no assurance that the Company will be able to address these liquidity challenges with its stakeholders or otherwise, and any inability or failure of the Company to appropriately address such liquidity challenges could materially and adversely impact the business, operations, financial condition and operating results of the Company. The Company’s ability to continue as a going concern for the next 12 months is dependent on the Company resolving these liquidity challenges. These conditions indicate the existence of material uncertainties that raise significant doubt about the Company’s ability to continue as a going concern and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern.
Recapitalization
On September 28, 2020, the Company completed a comprehensive plan to strengthen and de-risk the business, positioning the Company for sustainable growth as an independent industry leader (the “Recapitalization”). The Recapitalization was undertaken through a plan of arrangement under the Canada Business Corporations Act as described in Note 12(c) within the unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”).
Forward-looking information
This MD&A may contain forward-looking statements and information, including statements and information regarding: guidance for Base EBITDA and unlevered Free Cash Flow for the fiscal year ended March 31, 2021; the ability of the Company to maintain selling commission, selling non-commission and marketing and administrative expenses, and both the quantum of such previous reductions and the impact thereof on the Company’s current fiscal year; the Company’s ability to identify further opportunities to improve its cost structure; the impact of the COVID-19 pandemic; the Company’s transition from an RCE (defined in the Key Terms below) growth focus to retaining strong-fit customers that will drive greater profitability; continued improvement in the Company’s expected credit loss experience; and the impact of the actions and remediation efforts taken or implemented by the Company in remediating the material weaknesses in the Company’s internal controls over financial reporting. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales, including risks associated with reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of the COVID-19 pandemic and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation decisions by regulatory authorities; and competition. Additional information on these and other factors that could affect Just Energy’s operations or financial results is included in Just Energy’s Annual Information Form and other reports on file with Canadian securities regulatory authorities, which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.
Company overview
Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and sustainable energy options to customers. Operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and terrapass.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Continuing operations overview
CONSUMER SEGMENT
The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs or less is undertaken by the Consumer segment. Marketing of the energy products of this segment is primarily done through digital and retail sales channels. Consumer customers make up 36% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer segment’s sales channels offer these products.
Just Energy also provides home water filtration systems with its line of consumer product and service offerings.
COMMERCIAL SEGMENT
Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial segment. These sales are made through three main channels: brokers, door-to-door commercial independent contractors and inside commercial sales representatives. Commercial customers make up 64% of Just Energy’s RCE base. Products offered to Commercial customers range from standard fixed-price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this segment is lower than it is for the Consumer segment, but customer acquisition costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Consumer customers.
ABOUT THE ENERGY MARKETS
Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities, health and well-being products such as water quality and filtration devices, and utility conservation products which bring energy efficient solutions and renewable energy options to customers.
Natural gas
Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.
The LDCs (as defined in key terms) provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized gross margin may increase or decrease depending upon market conditions at the time of balancing.
Territory	Gas delivery method
Manitoba, Ontario, Quebec and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered.
Alberta, British Columbia, Saskatchewan, California, Illinois, Indiana, Maryland, New Jersey, New York, Ohio and Pennsylvania	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. The amount of gas delivered in the months of October to March is higher than in the months of April to September. Cash flow received from most of these markets is greatest during the fall and winter quarters, as cash is normally received from the LDCs in the same period as customer consumption.
Electricity
Just Energy services various territories in Canada and the U.S. with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Just Energy purchases power supply from market counterparties for Consumer and Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Similar to gas, Just Energy mitigates exposure to weather variations through active management of the power portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may increase or decrease Just Energy’s gross margin depending upon market conditions at the time of balancing.
The Company continues its portfolio optimization process. As a result, the Company sold its California power portfolio for a nominal amount subject to certain customary adjustments. The transaction closed in December 2020.
JustGreen
Many customers have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.
JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. JustGreen’s electricity products offer customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.
Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the past year, 42% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 97% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended December 31, 2019, 59% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 86% of their consumption. As at December 31, 2020, JustGreen makes up 17% of the Consumer gas portfolio, compared to 9% a year ago. JustGreen makes up 25% of the Consumer electricity portfolio, compared to 19% in the prior comparable period.
Terrapass
Through terrapass, customers can offset their environmental impact by purchasing high quality environmental products. Terrapass supports projects throughout North America that destroy greenhouse gases, produce renewable energy and restore freshwater ecosystems. Each project is made possible through the purchase of renewable energy credits and carbon offsets. Terrapass offers various purchase options for residential or commercial customers, depending on the impact the customer wishes to make.
On February 4, 2021, the Company entered into an agreement to sell its German Operations for a nominal consideration. The Company expects the sale transaction to close in the 4th quarter of fiscal year 2021.
Key terms
“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014 were exchanged for common equity and a pro-rata portion of the 10.25% term loan as part of the Recapitalization.
“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which were exchanged on September 28, 2020 for common equity and its pro-rata allocation of the 7.0% $13M subordinated notes issued as part of the Recapitalization.
“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which were exchanged on September 28, 2020 for common shares and its pro-rata allocation of the 7.0% $13M subordinated notes issued as part of the Recapitalization.
“7.0% $13M subordinated notes” refers to the $15 million subordinated notes with a six-year maturity and bearing an annual interest rate of 7.0% (payable in kind semi-annually) issued in relation to the Recapitalization on September 28, 2020, which have a maturity date of September 15, 2026. The principal amount was reduced through a tender offer for no consideration, on October 19, 2020 to $13.2 million.
“8.75% loan” refers to the US$250 million non-revolving multi-draw senior unsecured term loan facility entered into on September 12, 2018. The 8.75% loan was exchanged on September 28, 2020 for common shares and a pro-rata portion of the 10.25% term loan as part of the Recapitalization.
“10.25% term loan” refers to the US$206 million senior unsecured term loan facility entered into on September 28, 2020 pursuant to the Recapitalization, which has a maturity date of March 31, 2024.
“Base gross margin per RCE” refers to the energy Base gross margin realized on Just Energy’s RCE customer base, including gains (losses) from the sale of excess commodity supply.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
“Commodity RCE attrition” refers to the percentage of energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.
“Customer count” refers to the number of customers with a distinct address rather than RCEs (see key term below).
“Failed to renew” means customers who did not renew expiring contracts at the end of their term.
“Filter Group financing” refers to the outstanding loan balance between Home Trust Company (“HTC”) and Filter Group. The loan bears an annual interest rate of 8.99%.
“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.
“Liquidity” means cash on hand plus available capacity under the senior secured credit facility.
“Maintenance capital expenditures” means the necessary property and equipment and intangible asset capital expenditures required to maintain existing operations at functional levels.
“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017 and subsequently through an at-the-market offering. The cumulative feature means that preferred shareholders were entitled to receive dividends at a rate of 8.50% on the initial offer price, as and if declared by the Board of Directors. The preferred shares were exchanged on September 28, 2020 for common shares as part of the Recapitalization.
“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis or 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.
“Selling commission expenses” means customer acquisition costs amortized under IFRS 15 or directly expensed within the current period and consist of commissions paid to independent sales contractors, brokers and sales agents and is reflected on the statement of income (loss) as part of selling and marketing expenses.
“Selling non-commission and marketing expenses” means the cost of selling overhead, including marketing cost not directly associated with the costs of direct customer acquisition costs within the current period and is reflected on the statement of income (loss) as part of selling and marketing expenses.
“Strategic Review” means the Company’s formal review announced on June 6, 2019 to evaluate strategic alternatives available to the Company. The Company finalized the Strategic Review with the completed Recapitalization on September 28, 2020.
Non-IFRS financial measures
Just Energy’s unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.
BASE GROSS MARGIN
“Base gross margin” represents gross margin adjusted to include the effect of applying IFRS Interpretation Committee Agenda Decision 11, “Physical Settlement of Contracts to Buy or Sell a Non-Financial Item, for realized gains (losses) on derivative instruments along with the one-time non-recurring sales tax settlement. Base gross margin is a key measure used by management to assess performance and allocate resources. Management believes that these realized gains (losses) on derivative instruments reflect the long-term financial performance of Just Energy and thus have included them in the Base gross margin calculation.
EBITDA
“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization with an adjustment for discontinued operations. EBITDA is a non-IFRS measure that reflects the operational profitability of the business.
BASE EBITDA
“Base EBITDA” refers to EBITDA adjusted to exclude the impact of unrealized mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, realized gains (losses) related to gas held in storage until gas is sold, Texas residential enrolment and collections impairment, Strategic Review costs, impairment of goodwill and intangible assets, discontinued operations, restructuring and non-cash gains (losses) and costs related to the Recapitalization as well as adjustments reflecting share-based compensation, non-controlling interest, gains or losses on investments, sales tax settlement and amortization of sales commissions with respect to Filter Group. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purposes of this calculation, since it will be settled in common shares; the mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and, the mark to market gains (losses) of
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MANAGEMENT’S DISCUSSION AND ANALYSIS
weather derivatives not related to weather in the current period. The Texas residential enrolment and collections impairment, Strategic Review costs, non-cash gains (losses) and costs related to the Recapitalization, restructuring, discontinued operations, sales tax settlement and gains or losses on investments are one-time, non-recurring events. Management has isolated the impact of the incremental Texas residential enrolment and collections recorded as at June 30, 2019, as presented in Base EBITDA. All other bad debt charges, including any residual bad debt from the Texas enrolment and collection issues, are included in Base EBITDA from July 1, 2019 onward.
Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized and realized gains (losses) depending upon current supply pricing. Management believes that the unrealized mark to market gains (losses) do not impact the long-term financial performance of Just Energy and has excluded them from the Base EBITDA calculation.
Just Energy uses derivative financial instruments to hedge the gas held in storage for future delivery to customers. Under IFRS, the customer contracts are not marked to market: however, there is a requirement to report the realized gains (losses) in the current period instead of recognizing them as a cost of inventory until delivery to the customer. Just Energy excludes the realized gains (losses) to EBITDA during the injection season and includes them during the withdrawal season in accordance with the customers receiving the gas. Management believes that including the realized gains (losses) during the withdrawal season when the customers receive the gas is more reflective of the operations of the business.
Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract was not obtained and are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value-added products contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to commodity contracts is included in the calculation of Base EBITDA (as selling commission expenses). Amortization of incremental acquisition costs on value-added product contracts is excluded from the Base EBITDA calculation as value-added products are considered to be a lease asset akin to a fixed asset whereby amortization or depreciation expenses are excluded from Base EBITDA.
FREE CASH FLOW AND UNLEVERED FREE CASH FLOW
Free cash flow represents cash flow from operations less maintenance capital expenditures. Unlevered free cash flow represents free cash flows plus finance costs excluding the non-cash portion.
EMBEDDED GROSS MARGIN (“EGM”)
EGM is a rolling five-year measure of management’s estimate of future contracted energy and product gross margin. The commodity embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value-added product customer contract prices and the cost of goods sold on a five-year or ten-year undiscounted basis for such customer contracts, with appropriate assumptions for value-added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.
EGM indicates the gross margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is neither discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin. As the mix of customers continues to reflect a higher proportion of Commercial volume, the EGM may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial and operating highlights
For the three months ended December 31.
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2021	% increase (decrease)	Fiscal 2020
Sales	$540,067	(18)%	$658,521
Base gross margin1	131,608	(8)%	142,484
Administrative expenses2	30,408	(23)%	39,616
Selling commission expenses	30,485	(17)%	36,698
Selling non-commission and marketing expense	11,784	(19)%	14,572
Bad debt expense	3,358	(83)%	19,996
Finance costs	17,677	(37)%	28,178
Profit (loss) from continuing operations	(52,327)	NMF3	20,601
Base EBITDA1	55,785	47%	37,950
Total gross consumer (RCE) additions	42,000	(24)%	55,000
Total gross commercial (RCE) additions	41,000	(75)%	165,000
Total net consumer (RCE) additions	(18,000)	NMF3	(33,000)
Total net commercial (RCE) additions	(105,000)	NMF3	48,000

1
See “Non-IFRS financial measures” on page 5.

2
Includes $1.6 million and $4.2 million of Strategic Review costs for the third quarter of fiscal 2021 and 2020, respectively.

3
Not a meaningful figure.

4
Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts entered into as part of the Company’s risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

Just Energy’s sales decreased by 18% to $540.1 million for the three months ended December 31, 2020 compared to $658.5 million for the three months ended December 31, 2019. The decline is primarily driven by a decrease in the customer base from the prior comparable quarter resulting from the shift in focus to the Company’s strategy to increase the credit quality of customers and to onboard higher quality customers; a reduction in the Company’s customer base due to regulatory restrictions in Ontario, New York and California; selling constraints posed by the COVID-19 pandemic; as well as prior competitive pressures on pricing in the United States.
Base gross margin decreased by 8% to $131.6 million for the three months ended December 31, 2020 compared to $142.5 million for the three months ended December 31, 2019. The decrease was primarily driven by a decline in the customer base, partially offset by higher realized unit margins across several markets.
Base EBITDA increased by 47% to $55.8 million for the three months ended December 31, 2020 compared to $38.0 million for the three months ended December 31, 2019. The increase was primarily driven by a reduction in bad debt expense, lower expenses, partially offset by lower Base gross margin and increased investment in digital marketing.
Administrative expenses decreased by 23% to $30.4 million for the three months ended December 31, 2020 compared to $39.6 million for the three months ended December 31, 2019, primarily driven by savings from the Canadian emergency wage subsidy and a reduction of expense related to the Strategic Review. Excluding expenses related to the Strategic Review, Administrative expenses decreased by 19% to $28.8 million for the three months ended December 31, 2020 compared to $35.4 million for the three months ended December 31, 2019 due to savings from the Canadian emergency wage subsidy and savings from cost containment efforts.
Selling commission expenses decreased by 17% to $30.5 million for the three months ended December 31, 2020 compared to $36.7 million for the three months ended December 31, 2019. The decrease was driven by lower commission expenses from lower sales from direct in-person channels driven by impacts by the COVID-19 pandemic and lower customer additions in prior periods.
Selling non-commission and marketing expense decreased by 19% to $11.8 million for the three months ended December 31, 2020 compared to $14.6 million for the three months ended December 31, 2019 as a result of cost reductions from the shut down of the internal door-to-door sales channel and continued focus on cost containment, partially offset by increased investment in digital marketing.
Bad debt expense decreased by 83% to $3.4 million for the three months ended December 31, 2020 compared to $20.0 million for the three months ended December 31, 2019. The significant decrease in bad debt was a result of enhanced operating controls and processes implemented in the summer of 2019 and release of previous credit reserves as the Company continues to see consistent payment trends and minimal impact from the COVID-19 pandemic.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Finance costs decreased by 37% to $17.7 million for the three months ended December 31, 2020 compared to $28.2 million for the three months ended December 31, 2019. The decrease was a result of the Recapitalization transaction that closed on September 28, 2020 as described in Note 9 of the Interim Financial Statements.
Financial and operating highlights
For the nine months ended December 31.
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2021	% increase (decrease)	Fiscal 2020
Sales	$1,782,803	(15)%	$2,097,126
Base gross margin1	406,160	(6)%	430,160
Administrative expenses2	112,507	(8)%	121,885
Selling commission expenses	101,358	(4)%	105,699
Selling non-commission and marketing expense	35,782	(42)%	61,554
Bad debt expense	26,960	(60)%	66,853
Restructuring costs	7,118	—	—
Finance costs	69,274	(14)%	80,175
Profit (loss) from continuing operations	(20,385)	NMF3	(160,022)
Base EBITDA1	129,038	16%	111,205
Unlevered free cash flow1	27,813	(44)%	49,893
Embedded gross margin consumer1	1,023,000	(20)%	1,271,000
Embedded gross margin commercial1	360,000	(37)%	569,000
RCE consumer count	1,087,000	(12)%	1,239,000
RCE commercial count	1,876,000	(18)%	2,276,000

1
See “Non-IFRS financial measures” on page 5.

2
Includes $3.7 million and $7.8 million of Strategic Review costs for the nine months ended December 31, 2020 and 2019.

3
Not a meaningful figure.

4
Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts entered into as part of the Company’s risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

Just Energy’s sales decreased by 15% to $1.8 billion for the nine months ended December 31, 2020 compared to $2.1 billion for the nine months ended December 31, 2019. The decline is primarily driven by a decrease in the customer base resulting from the shift in focus to the Company’s strategy to increase the total credit quality of customers and to onboard higher quality customers; a reduction in the Company’s customer base due to regulatory restrictions in Ontario, New York and California; selling constraints posed by the COVID-19 pandemic; as well as prior competitive pressures on pricing in the United States.
Base gross margin decreased by 6% to $406.2 million for the nine months ended December 31, 2020 compared to $430.2 million for the nine months ended December 31, 2019. The decrease in Base gross margin was primarily driven by a decline in the customer base, partially offset by higher realized unit margins across several markets and favourable impact from resettlements relative to the prior year.
Base EBITDA increased by 16% to $129.0 million for the nine months ended December 31, 2020 compared to $111.2 million for the nine months ended December 31, 2019. The Base EBITDA improvement was driven by a reduction in bad debt expense, lower expenses, partially offset by a decline in Base gross margin, increased investment in digital marketing, and the prior year one-time gain of  $15.2 million in other income relating to the reduction of the Filter Group contingent consideration.
Administrative expenses decreased by 8% to $112.5 million for the nine months ended December 31, 2020 compared to $121.9 million for the nine months ended December 31, 2019. Excluding the impact of the Strategic Review costs, administrative expenses decreased 5% due to savings from the Canadian emergency wage subsidy and the restructuring actions partially offset by the one-time $6.0 million legal provision recognized in the second quarter of fiscal 2021.
Selling commission expenses decreased 4% to $101.4 million for the nine months ended December 31, 2020 compared to $105.7 million for the nine months ended December 31, 2019. The decline is driven by lower sales from direct in-person channels due to the COVID-19 pandemic and lower new customer additions.
Selling non-commission and marketing expenses decreased by 42% to $35.8 million for the nine months ended December 31, 2020 compared to $61.5 million for the nine months ended December 31, 2019. The decrease was due to the shut down of the internal door-to-door sales channel and continued focus on costs reductions, offset by increased investment in digital marketing.
8               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS
Bad debt expense decreased by 60% to $27.0 million for the nine months ended December 31, 2020 compared to $66.9 million for the nine months ended December 31, 2019. The significant decrease in bad debt was a result of operating enhanced controls and operational processes implemented in the summer of 2019.
Finance costs decreased by 14% to $69.3 million for the nine months ended December 31, 2020 compared to $80.2 million the nine months ended December 31, 2019. The decrease was a result of the Recapitalization transaction that closed on September 28, 2020 as described in Note 9 of the Interim Financial Statements.
Unlevered free cash flow decreased by 44% to an inflow of  $27.8 million for the nine months ended December 31, 2020 compared to an inflow of  $49.9 million for the nine months ended December 31, 2019. The decrease in the unlevered free cash flow was primarily driven by the additional transaction costs incurred for the Recapitalization and payments to decrease the commodity and supplier payables.
Consumer EGM decreased by 20% to $1,023.0 million as at December 31, 2020 compared to $1,271.0 million as at December 31, 2019. The decline resulted from the decline in the commodity customer base and the unfavorable foreign exchange fluctuations.
Commercial EGM decreased by 37% to $360.0 million as at December 31, 2020 compared to $569.0 million as at December 31, 2019. The decline resulted from the decline in the commodity customer base and the unfavourable foreign exchange fluctuations.
Base gross margin1
For the three months ended December 31.
(thousands of dollars)
	Fiscal 2021			Fiscal 2020
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$28,454	$5,943	$34,397	$38,068	$6,792	$44,860
Electricity	73,077	24,134	97,211	70,902	26,722	97,624
	$101,531	$30,077	$131,608	$108,970	$33,514	$142,484
Decrease	(7)%	(10)%	(8)%
For the nine months ended December 31.
(thousands of dollars)
	Fiscal 2021			Fiscal 2020
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$71,110	$16,414	$87,524	$65,410	$9,915	$75,325
Electricity	245,892	72,744	318,636	265,531	89,304	354,835
	$317,002	$89,158	$406,160	$330,941	$99,219	$430,160
Decrease	(4)%	(10)%	(6)%

1
See “Non-IFRS financial measures” on page 5.

CONSUMER SEGMENT
Consumer Base gross margin decreased by 7% to $101.5 million for the three months ended December 31, 2020 compared to $109.0 million for the three months ended December 31, 2019. The decrease was driven by a decline in the customer base, partially offset by higher realized margin.
Consumer Base gross margin decreased by 4% to $317.0 million for the nine months ended December 31, 2020 compared to $330.9 million for the nine months ended December 31, 2019. The reduction in Base gross margin was primarily driven by a decline in the customer base, partially offset by higher realized unit margins across several markets and favorable impact from resettlements relative to prior year.
Consumer average realized Base gross margin
For the trailing 12 months ended December 31.
(thousands of dollars)
	Fiscal 2021		Fiscal 2020
	GM/RCE	% Change	GM/RCE
Gas	$414	51%	$274
Electricity	369	11%	333
Total	$381	21%	316
2021 THIRD QUARTER REPORT TO SHAREHOLDERS      |      JUST ENERGY            9

MANAGEMENT’S DISCUSSION AND ANALYSIS
Consumer average realized Base gross margin for the Consumer segment for the rolling 12 months ended December 31, 2020 increased 21% to $381/RCE compared to $316/RCE for the rolling 12 months ended December 31, 2019. The increase is primarily attributable to improved margin from supply management activities driving lower costs, an increase in customer profitability and favorable impact from resettlements relative to the rolling 12 months ended December 31, 2020.
Gas
Consumer Gas Base gross margin decreased by 25% to $28.5 million for the three months ended December 31, 2020 compared to $38.1 million for the three months ended December 31, 2019, primarily driven by a decline in the customer base.
Consumer Gas Base gross margin increased by 9% to $71.1 million for the nine months ended December 31, 2020 compared to $65.4 million for the nine months ended December 31, 2019. The Consumer Gas Base gross margin increased primarily as a result of higher realized margin, supply management activities driving lower costs and favorable impact from resettlements relative to the prior year, partially offset by a decline in the customer base.
Electricity
Consumer Electricity Base gross margin increased by 3% to $73.1 million for the three months ended December 31, 2020 compared to $70.9 million for the three months ended December 31, 2019. The Consumer Electricity Base Gross Margin increase is primarily driven by higher realized unit margin in Texas and supply management activities driving lower costs, partially offset by a decline in the customer base.
Consumer Electricity Base gross margin decreased by 7% to $245.9 million for the nine months ended December 31, 2020 compared to $265.5 million for the nine months ended December 31, 2019. Consumer Electricity base gross margin decreased due to a decline in the customer base, partially offset by supply management activities driving lower costs and higher realized unit margins.
COMMERCIAL SEGMENT
Commercial Base gross margin decreased by 10% to $30.1 million for the three months ended December 31, 2020 from $33.5 million nine months ended December 31, 2019. The decrease in Commercial Base gross margin was driven by a decline in the RCE customer base, coupled with lower consumption amid the COVID-19 pandemic, partially offset by lower uplift costs.
Commercial Base gross margin decreased by 10% to $89.2 million for the nine months ended December 31, 2020 compared to $99.2 million recorded for the nine months ended December 31, 2019, Commercial Base gross margin decrease was primarily due to a decline in the RCE customer base and lower consumption from commercial customers amid the COVID-19 pandemic, partially offset by lower uplift costs and favorable impact from resettlements relative to the prior year.
Commercial average realized Base gross margin
For the trailing 12 months ended December 31.
(thousands of dollars)
	Fiscal 2021		Fiscal 2020
	GM/RCE	% Change	GM/RCE
Gas	$110	67%	$66
Electricity	93	(4)%	97
Total	$97	7%	91
Commercial Average realized Base gross margin for the rolling 12 months ended December 31, 2020 increased by 7% to $97/RCE compared to $91/RCE for the rolling 12 months ended December 31, 2019.
Gas
Commercial Gas Base gross margin decreased by 13% to $5.9 million for the three months ended December 31, 2020 compared to $6.8 million for the three months ended December 31, 2019. The Commercial Gas Base gross margin decreased primarily due to a decline in RCE customer base.
Commercial Gas Base gross margin increased by 66% to $16.4 million for the nine months ended December 31, 2020 compared to $9.9 million for the nine months ended December 31, 2019. Commercial Gas Base gross margin increased primarily due to favourable impact from resettlements relative to the prior year.
10               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS
Electricity
Commercial electricity Base gross margin decreased by 10% to $24.1 million for the three months ended December 31, 2020 compared to $26.7 million for the three months ended December 31, 2019. Commercial electricity Base gross margin decreased due to a decline in the RCE customer base, coupled with lower consumption amid the COVID-19 pandemic.
Commercial electricity Base gross margin decreased by 19% to $72.7 million for the nine months ended December 31, 2020 compared to $89.3 million for the nine months ended December 31, 2019. Commercial electricity Base gross margin decrease is primarily driven by a contraction in the RCE customer base, coupled with lower consumption amid the COVID-19 pandemic.
2021 THIRD QUARTER REPORT TO SHAREHOLDERS      |      JUST ENERGY            11

MANAGEMENT’S DISCUSSION AND ANALYSIS
Base EBITDA
For the three months ended December 31.
(thousands of dollars)
	Fiscal 2021	Fiscal 2020
Reconciliation to interim condensed consolidated statements of income (loss)
Profit (loss) for the period	$(47,539)	$26,894
Add:
Finance costs	17,677	28,178
Provision for income taxes	3,311	3,845
Depreciation and amortization	5,391	7,725
EBITDA	$(21,160)	$66,642
Add (subtract):
Unrealized (gain) loss of derivative instruments and other	71,558	(36,990)
Realized (gain) loss included in cost of goods sold	127	8,736
Strategic Review costs	1,586	4,159
Gain from discontinued operations	(4,788)	(6,293)
Sales tax settlement	7,941	–
Gain on Recapitalization transaction, net	(1,026)	–
Share-based compensation	1,535	1,683
Loss attributable to non-controlling interest	12	13
Base EBITDA	$55,785	$37,950
Gross margin per interim condensed consolidated statements of income (loss)	$180,445	$211,969
Sales tax settlement	7,941	–
Realized loss of derivative instruments and other	(56,778)	(69,485)
Base gross margin	131,608	142,484
Add (subtract):
Administrative expenses	(30,408)	(39,616)
Selling commission expenses	(30,485)	(36,698)
Selling non-commission and marketing expense	(11,784)	(14,572)
Bad debt expense	(3,358)	(19,996)
Amortization included in cost of sales	45	527
Strategic Review costs	1,586	4,159
Other income (expense)	(1,431)	1,649
Loss attributable to non-controlling interest	12	13
Base EBITDA	$55,785	$37,950
12               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS
Base EBITDA
For the nine months ended December 31.
(thousands of dollars)
	Fiscal 2021	Fiscal 2020
Reconciliation to interim condensed consolidated statements of income (loss)
Loss for the period	$(19,755)	$(168,727)
Add (subtract):
Finance costs	69,274	80,175
Provision for (recovery of) income taxes	4,618	3,604
Depreciation and amortization	18,462	28,817
EBITDA	$72,599	$(56,131)
Add (subtract):
Unrealized (gain) loss of derivative instruments and other	79,177	139,547
Realized (gain) loss included in cost of goods sold	4,734	2,968
Strategic Review costs	3,684	7,791
(Gain)/loss from discontinued operations	(630)	8,705
Texas residential enrolment and collections impairment	–	4,900
Filter Group contingent consideration revaluation	–	(7,091)
Restructuring costs	7,118	–
Gain on Recapitalization transaction, net	(51,367)	–
Sales tax settlement	7,941	–
Share-based compensation	5,657	10,469
Loss attributable to non-controlling interest	125	47
Base EBITDA	$129,038	$111,205
Gross margin per interim condensed consolidated statements of income (loss)	$670,293	$348,845
Sales tax settlement	7,941	–
Realized loss of derivative instruments and other	(272,074)	81,315
Base gross margin	406,160	430,160
Add (subtract):
Administrative expenses	(112,507)	(121,885)
Selling commission expenses	(101,358)	(105,699)
Selling non-commission and marketing expense	(35,782)	(61,554)
Bad debt expense	(26,960)	(66,853)
Texas residential enrolment and collections impairment	–	4,900
Amortization included in cost of sales	164	1,654
Strategic Review costs	3,684	7,791
Other income (expense)	(4,488)	22,644
Loss attributable to non-controlling interest	125	47
Base EBITDA	$129,038	$111,205
2021 THIRD QUARTER REPORT TO SHAREHOLDERS      |      JUST ENERGY            13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
	Q3 Fiscal 2021	Q2 Fiscal 2021	Q1 Fiscal 2021	Q4 Fiscal 2020
Sales	$540,067	$649,602	$593,134	$675,683
Cost of goods sold	359,622	428,891	323,997	388,174
Gross margin	180,445	220,711	269,137	287,509
Sales tax settlement	7,941	—	—	—
Realized loss of derivative instruments and other	(48,837)	(82,438)	(132,858)	(107,089)
Base gross margin	131,608	138,273	136,279	180,420
Administrative expenses	30,408	43,957	38,142	46,051
Selling commission expenses	30,485	34,895	35,979	36,983
Selling non-commission and marketing expense	11,784	13,017	10,981	16,584
Bad debt expense	3,358	11,662	11,940	13,197
Restructuring costs	–	7,118	–	–
Finance costs	17,677	29,744	21,853	26,770
Profit (loss) for the period from continuing operations	(52,327)	(50,156)	82,098	(138,210)
Profit (loss) for the period from discontinued operations, net	4,788	(1,210)	(2,948)	(2,721)
Profit (loss) for the period	(47,539)	(51,366)	79,150	(140,931)
Base EBITDA from continuing operations	55,785	32,774	40,479	74,632
	Q3 Fiscal 2020	Q2 Fiscal 2020	Q1 Fiscal 2020	Q4 Fiscal 2019
Sales	$65 8,521	$768,440	$670,165	$797,409
Cost of goods sold	446,552	843,788	457,941	574,543
Gross margin	211,969	(75,348)	212,224	222,866
Realized gain (loss) of derivative instruments and other	(69,485)	230,732	(79,932)	(50,435)
Base gross margin	142,484	155,384	132,292	172,431
Administrative expenses	39,616	41,466	40,803	38,998
Selling commission expenses	36,698	33,499	35,502	39,480
Selling non-commission and marketing expense	14,572	20,780	26,202	23,861
Bad debt expense	19,996	29,570	17,288	35,012
Restructuring costs	–	–	–	8,862
Finance costs	28,178	28,451	23,546	(28,581)
Profit (loss) for the period from continuing operations	20,601	89,349	(269,971)	(25,817)
Profit (loss) for the period from discontinued operations, net	6,293	(9,809)	(5,189)	(93,593)
Profit (loss) for the period	26,894	79,540	(275,160)	(119,410)
Base EBITDA from continuing operations	37,950	49,069	24,184	59,479
14               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS
Segmented reporting1
For the three months ended December 31.
(thousands of dollars)
	Fiscal 2021
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$324,002	$216,065	$–	$540,067
Cost of goods sold	(197,612)	(162,010)	–	(359,622)
Gross margin	126,390	54,055	–	180,445
Sales tax settlement	7,941	–	–	7,941
Realized loss of derivative instruments and other	(32,800)	(23,978)	–	(56,778)
Base gross margin	101,531	30,077	–	131,608
Add (subtract):
Administrative expenses	(8,860)	(4,199)	(17,349)	(30,408)
Selling commission expenses	(14,822)	(15,663)	–	(30,485)
Selling non-commission and marketing expense	(10,716)	(1,068)	–	(11,784)
Bad debt expense	(2,127)	(1,231)	–	(3,358)
Amortization included in cost of goods sold	45	–	–	45
Strategic Review costs	–	–	1,586	1,586
Other income (expense), net	(1,535)	104	–	(1,431)
Loss attributable to non-controlling interest	12	–	–	12
Base EBITDA from continuing operations	$63,528	$8,020	$(15,763)	$55,785
	Fiscal 2020
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$390,757	$267,764	$–	$658,521
Cost of goods sold	(254,129)	(192,423)	–	(446,552)
Gross margin	136,628	75,341	–	211,969
Realized loss of derivative instruments and other	(27,658)	(41,827)	–	(69,485)
Base gross margin	108,970	33,514	–	142,484
Add (subtract):
Administrative expenses	(8,241)	(5,061)	(26,314)	(39,616)
Selling commission expenses	(19,825)	(16,873)	–	(36,698)
Selling non-commission and marketing expense	(12,552)	(2,020)	–	(14,572)
Bad debt expense	(17,565)	(2,431)	–	(19,996)
Amortization included in cost of goods sold	527	–	–	527
Strategic Review costs	–	–	4,159	4,159
Other income (expense), net	2,175	(526)	–	1,649
Loss attributable to non-controlling interest	13	–	–	13
Base EBITDA from continuing operations	$53,502	$6,603	$(22,155)	$37,950

1
The segment definitions are provided on page 3.

Consolidated Base EBITDA increased by 47% to $55.8 million for the three months ended December 31, 2020 compared to $38.0 million for the three months ended December 31, 2019. The increase was primarily driven by a reduction in bad debt expense, lower expenses, partially offset by lower Base gross margin and increased investment in digital marketing.
2021 THIRD QUARTER REPORT TO SHAREHOLDERS      |      JUST ENERGY            15

MANAGEMENT’S DISCUSSION AND ANALYSIS
Consumer segment Base EBITDA increased by 19% to $63.5 million for the three months ended December 31, 2020 compared to $53.5 million for the three months ended December 31, 2019. The increase in Consumer segment Base EBITDA was driven by a reduction in bad debt expenses and lower expenses, partially offset by lower Base gross margin primarily due to a decline in the customer base and increased investment in digital marketing.
Commercial segment Base EBITDA increased by 21% to $8.0 million for the three months ended December 31, 2020 from $6.6 million for the three months ended December 31, 2019. The increase in Commercial segment Base EBITDA is due to decreases in lower expenses from cost management activities, partially offset by decrease in Base gross margin.
Corporate and shared services costs relate to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions. The corporate expenses decreased 34% to $17.3 million for the three months ended December 31, 2020 compared to $26.3 million for the three months ended December 31, 2019. The decrease in corporate expenses is due to the savings from the Canadian emergency wage subsidy and cost containment efforts. The Corporate expenses exclude Strategic Review costs in both quarters, because the costs are non-recurring and therefore excluded from Base EBITDA.
Consolidated Administrative expenses decreased by 23% to $30.4 million for the three months ended December 31, 2020 compared to $39.6 million for the three months ended December 31, 2019 primarily driven by the savings from the Canadian emergency wage subsidy and a reduction of expense related to the Strategic Review. Excluding expenses related to the Strategic Review, Administrative expenses decreased by 19% to $28.8 million for the three months ended December 31, 2019 due to savings from the Canadian emergency wage subsidy and savings from cost containment efforts.
Consolidated Selling commission expenses which consist of commissions paid to internal and external sales agents, brokers and sales and marketing partners, as well as sales-related corporate costs, decreased 17% to $30.5 million for the three months ended December 31, 2020 compared to $36.7 million for the three months ended December 31, 2019. The decrease was driven by lower commission expenses from lower sales from direct in-person channels driven by impacts of the COVID-19 pandemic and lower customer additions in prior periods.
Consolidated Selling non-commission and marketing expense decreased 19% to $11.8 million for the three months ended December 31, 2020 compared to $14.6 million for the three months ended December 31, 2019 as a result of the shut-down of the internal door-to-door sales channel and continued focus on cost management, partially offset by additional investment in digital marketing.
Consolidated Bad debt expense decreased by 83% to $3.4 million for the three months ended December 31, 2020 compared to $20.0 million for the three months ended December 31, 2019. The significant decrease in bad debt was a result of operating enhanced controls and operational processes implemented in the summer of 2019 and release previous credit reserves as the Company continues to see consistent payment trends and minimal impact from the COVID-19 pandemic.
16               JUST ENERGY      |      2021 THIRD QUARTER REPORT TO SHAREHOLDERS

Management’s discussion and analysis
Segmented Base EBITDA1
For the nine months ended December 31.
(thousands of dollars)
	Fiscal 2021
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$1,098,701	$684,102	$–	$1,782,803
Cost of sales	(632,465)	(480,045)	–	(1,112,510)
Gross margin	466,236	204,057	–	670,293
Sales tax settlement	7,941	–	–	7,941
Realized loss of derivative instruments and other	(157,175)	(114,899)	–	(272,074)
Base gross margin	317,002	89,158	–	406,160
Add (subtract):
Administrative expenses	(27,760)	(14,796)	(69,951)	(112,507)
Selling commission expenses	(51,568)	(49,790)	–	(101,358)
Selling non-commission and marketing expense	(31,192)	(4,590)		(35,782)
Bad debt expense	(19,214)	(7,746)	–	(26,960)
Amortization included in cost of sales	164	–	–	164
Strategic Review costs	–	–	3,684	3,684
Other income (expense), net	(4,701)	213	–	(4,488)
Loss attributable to non-controlling interest	125	–	–	125
Base EBITDA from continuing operations	$182,856	$12,449	$(66,267)	$129,038
	Fiscal 2020
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$1,274,964	$822,162	$–	$2,097,126
Cost of sales	(987,042)	(761,239)	–	(1,748,281)
Gross margin	287,922	60,923	–	348,845
Realized gain of derivative instruments and other	43,019	38,296		81,315
Base gross margin	330,941	99,219	–	430,160
Add (subtract):
Administrative expenses	(28,765)	(17,740)	(75,380)	(121,885)
Selling commission expenses	(54,283)	(51,416)	–	(105,699)
Selling non-commission and marketing expense	(54,473)	(7,081)		(61,554)
Bad debt expense	(61,599)	(5,254)	–	(66,853)
Texas residential enrolment and collections impairment	4,900	–	–	4,900
Amortization included in cost of sales	1,654	–	–	1,654
Strategic Review costs	–	–	7,791	7,791
Other income (expense), net	23,059	(415)	–	22,644
Loss attributable to non-controlling interest	47	–	–	47
Base EBITDA from continuing operations	$161,481	$17,313	$(67,589)	$111,205

1
The segment definitions are provided on page 3.

2021 THIRD QUARTER REPORT TO SHAREHOLDERS      |      JUST ENERGY            17

Management’s discussion and analysis
Consolidated Base EBITDA increased by 16% to $129.0 million for the nine months ended December 31, 2020 compared to $111.2 million for the nine months ended December 31, 2019. The Base EBITDA improvement was driven by a reduction in bad debt expense, lower expenses, partially offset by a decline in Base gross margin, increased investment in digital marketing and the prior year one-time gain of  $15.2 million in other income relating to the reduction of the Filter Group contingent consideration.
Consumer segment Base EBITDA increased by 13% to $182.9 million for the nine months ended December 31, 2020 compared from $161.5 million for the nine months ended December 31, 2019. The increase was driven by a reduction in bad debt expense and lower expenses, partially offset by lower Base gross margin primarily due to a decline in the customer base and increased investment in digital marketing.
Commercial segment Base EBITDA decreased by 28% to $12.5 million for the nine months ended December 31, 2020 compared to $17.3 million for the nine months ended December 31, 2019. The decrease in Commercial segment Base EBITDA was driven by lower Base gross margin from decline in the Commercial customer base, coupled with lower commodity consumption resulting from the COVID-19 pandemic, partially offset by lower expenses.
Corporate and shared services costs relate to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions. The corporate expenses were $70.0 million for the nine months ended December 31, 2020 compared to $75.4 million for the nine months ended December 31, 2019. The decrease in corporate expenses is due to savings from the Canadian emergency wage subsidy. The Corporate expenses exclude Strategic Review costs in both quarters, because the costs are non-recurring and therefore excluded from Base EBITDA.
Consolidated Administrative expenses decreased 8% to $112.5 million for the nine months ended December 31, 2020 compared to $121.9 million for the nine months ended December 31, 2019. Excluding the impact of Strategic Review costs, administrative expenses decreased 5% due to savings from the Canadian emergency wage subsidy and the restructuring actions partially offset by the one-time $6.0 million legal provision recognized in the second quarter of fiscal year 2021.
Consolidated Selling commission expenses decreased 4% to $101.4 for the nine months ended December 31, 2020 compared to $105.7 million for the nine months ended December 31, 2019. The decline is driven by lower sales from direct in-person channels driven by the COVID-19 pandemic and lower new customer additions in the prior periods.
Consolidated Selling non-commission and marketing expenses decreased by 42% to $35.8 million for the nine months ended December 31, 2020 compared to $61.5 million for the nine months ended December 31, 2019. The decrease was due to the shut-down of the internal door-to-door sales channel and continue focus on costs, offset by increased investment in digital marketing.
Consolidated Bad debt expense decreased by 60% to $27.0 million for the nine months ended December 31, 2020 compared to $66.9 million for the nine months ended December 31, 2019. The significant decrease in bad debt was a result of operating enhanced controls and operational processes implemented in the summer of 2019.
The acquisition costs per customer for the last 12 months for Consumer customers signed by sales agents and Commercial customers signed by brokers were as follows:
	Fiscal 2021	Fiscal 2020
Consumer	$239/RCE	$299/RCE
Commercial	$55/RCE	$55/RCE
The average customer acquisition cost for the Consumer segment was $239/RCE for the trailing 12 months ended December 31, 2020, a decrease from $299/RCE reported for the trailing 12 months ended December 31, 2019. The decrease in the customer acquisition cost per RCE paid over the 12-month period compared to the prior year was driven by a change in the mix of customers acquired amid the COVID-19 pandemic.
The average customer acquisition cost for the Commercial segment was consistent at $55/RCE for the trailing 12 month ended December 31, 2020 compared to the trailing 12-month period ended December 31, 2019.
Customer summary
CUSTOMER COUNT
	As at Dec. 31, 2020	As at March 31, 2020	Dec. 31 vs. March 31 variance	As at Dec. 31, 2019	Dec. 2020 vs. Dec. 2019 variance
Consumer	859,000	988,000	(13)%	1,039,000	(17)%
Commercial	97,000	119,000	(18)%	120,000	(19)%
Total customer count	956,000	1,107,000	(14)%	1,159,000	(18)%
The Consumer customer count, decreased 17% to 859,000 compared to December 31, 2019 and 13% compared to March 31, 2020. The decline in consumer customers is due to the Company’s focus on adding high quality, more profitable customers, and impacts of the COVID-19 pandemic on direct in-person sales channels.
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Management’s discussion and analysis
The Commercial customer count, decreased 19% to 97,000 compared to December 31, 2019 and 18% compared to March 31, 2020. The decline in commercial customers is due to prior competitive price pressures in the United States on adding profitable commercial customers together with impacts related to the COVID-19 pandemic.
COMMODITY RCE SUMMARY
	Oct 1, 2020	Additions	Attrition	Failed to renew	Dec. 31, 2020	% increase (decrease)	Dec. 31, 2019	% decrease
Consumer
Gas	285,000	1,000	(8,000)	(3,000)	275,000	(4)%	343,000	(20)%
Electricity	820,000	41,000	(36,000)	(13,000)	812,000	(1)%	896,000	(9)%
Total Consumer RCEs	1,105,000	42,000	(44,000)	(16,000)	1,087,000	(2)%	1,239,000	(12)%
Commercial
Gas	407,000	–	(11,000)	(10,000)	386,000	(5)%	448,000	(14)%
Electricity	1,574,000	41,000	(62,000)	(63,000)	1,490,000	(5)%	1,828,000	(18)%
Total Commercial RCEs	1,981,000	41,000	(73,000)	(73,000)	1,876,000	(5)%	2,276,000	(18)%
Total RCEs	3,086,000	83,000	(117,000)	(89,000)	2,963,000	(4)%	3,515,000	(16)%
Consumer RCE additions decreased by 24% to 42,000 for the three months ended December 31, 2020 compared to 55,000 for the three months ended December 31, 2019. The decrease in customer additions are primarily driven by selling constraints posed by the COVID-19 pandemic in the retail and door-to-door channel offset by increases in digital sales channels. Consumer RCE additions increased by 24% over the three months ended September 30, 2020 due to continued investment in digital marketing as well as some improvements in the retail sales channel.
Consumer attrition RCEs decreased 39% to 44,000 for the three months ended December 31, 2020 compared to 72,000 for the three months ended December 31, 2019. The improvements in attrition are a result of enhanced enrolment processes and reflecting the flattening of departures from the prior comparable quarter when pricing actions were taken to improve profitability per customer.
Consumer failed to renew RCEs remained consistent at 16,000 RCEs for the three months ended December 31, 2020 compared to the three months ended December 31, 2019.
As at December 31, 2020, the U.S. and Canadian operations accounted for 82% and 18% of the Consumer RCE base, respectively.
Commercial RCE additions decreased by 75% to 41,000 for the three months ended December 31, 2020 compared to 165,000 for the three months ended December 31, 2019. The decrease is primarily due to the selling constraints posed by the COVID-19 pandemic and the prior competitive pressures on pricing in the U.S. market. Commercial RCE additions increased by 46% from a low of 28,000 RCE additions for the three months ended June 30, 2020.
Commercial attrition RCEs increased 20% to 73,000 for the three months ended December 31, 2020 compared to 61,000 for the three months ended December 31, 2019. The increase in attrition are a result of reflecting the prior competitive pressures on pricing in the U.S. markets.
Commercial failed to renew RCEs increased by 30% to 73,000 RCEs for the three months ended December 31, 2020 compared to 56,000 RCE’s for the three months ended December 31, 2019 resulting from the prior competitive pressures on pricing in the U.S. markets.
As at December 31, 2020, the U.S. and Canadian operations accounted for 71% and 29% of the Commercial RCE base, respectively.
Overall, as at December 31, 2020, the U.S. and Canadian operations accounted for 75% and 25% of the RCE base, respectively, compared to 76% and 24%, respectively, as at December 31, 2019.
COMMODITY RCE ATTRITION
	Trailing 12 months ended Dec. 31, 2020	Trailing 12 months ended Dec. 31, 2019
Consumer	23%	25%
Commercial	11%	9%
The Consumer attrition rate for the trailing 12 months ended December 31, 2020 decreased two percentage points to 23% reflecting the benefits of focus sales to higher quality customers and increased focus on the customer experience. The Commercial attrition
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Management’s discussion and analysis
rate for the trailing 12 months ended December 31, 2020 increased two percentage points to 11% reflecting a very competitive pricing market for commercial customers.
COMMODITY RCE ATTRITION
	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019
Consumer	4%	5%
Commercial	4%	2%
The Consumer attrition rate for the three months ended December 31, 2020 decreased one percentage point to 4% from 5% for the three months ended December 31, 2019, reflecting the improvements in customer survival curves directly attributable to the Company’s greater emphasis on attracting and retaining strong-fit customers and increased focus on the customer experience. The Commercial attrition rate for the three months ended December 31, 2020 increased by two percentage point from 2% to 4% compared to the quarter ended December 31, 2019 reflecting the competitive pricing market for commercial customers.
COMMODITY RCE RENEWALS
	Trailing 12 months ended Dec. 31, 2020	Trailing 12 months ended Dec. 31, 2019
Consumer	80%	72%
Commercial	49%	54%
The Consumer renewal rate increased eight percentage points to 80% for the trailing 12 months ended December 31, 2020. The increase in the Consumer renewal rate was driven by improved retention offerings and increased focus on the customer experience. The Commercial renewal rate decreased by five percentage points to 49% as compared to the same period of fiscal 2020. The decline in the Commercial renewal rate reflected a competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on retaining longer-term, profitable customers rather than pursuing low margin sales.
COMMODITY RCE RENEWALS
	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019
Consumer	82%	75%
Commercial	51%	51%
The Consumer renewal rate for the three months ended December 31, 2020, increased to 82% from 75% for the three months ended December 31, 2019 driven by improved retention offerings and increased focus on the customer experience. The Commercial renewal rate for the three months ended December 31, 2020 remained consistent at 51%.
AVERAGE GROSS MARGIN PER RCE
The table below depicts the annual design margins on new and renewed contracts signed during the quarter, which does not include ancillary revenues. This table reflects the gross margin (sales price less costs of associated supply) earned on new additions and renewals, for standard (non-green) commodities.
	Q3 Fiscal 2021	Number of RCEs	Q3 Fiscal 2020	Number of RCEs
Consumer customers added or renewed	$303	117,000	$273	126,000
Commercial customers added or renewed1	70	94,000	65	114,000

1
Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

For the three months ended December 31, 2020, the average gross margin per RCE for the customers added or renewed by the Consumer segment was $303/RCE, an increase of 11% from $273/RCE reported in the prior comparable period. The increase in the average gross margin on Consumer customers added and renewed is a result of the Company’s increase in focus on profitable customer growth.
For the Commercial segment, the average gross margin per RCE for the customers signed during the three months ended December 31, 2020 was $70/RCE, an increase of 8% from $65/RCE reported in the prior comparable period due to adding and renewing of a larger proportion of lower usage, higher margin Commercial customers.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Liquidity and capital resources
SUMMARY OF CASH FLOWS
For the nine months ended December 31.
(thousands of dollars)
	Fiscal 2021	Fiscal 2020
Operating activities	$(11,030)	$8,135
Investing activities	(3,353)	(17,065)
Financing activities, excluding dividends	61,820	42,570
Effect of foreign currency translation	(6,895)	(244)
Increase in cash before dividends	40,542	33,396
Dividends (cash payments)	–	(25,335)
Increase (decrease) in cash	40,542	8,061
Cash and cash equivalents – beginning of period	26,093	9,927
Cash and cash equivalents – end of period	$66,635	$17,988
OPERATING ACTIVITIES
Cash flow from operating activities was an outflow of  $11.0 million for the nine months ended December 31, 2020 compared to an inflow of  $8.1 million for the nine months ended December 31, 2019. The decrease in the cash flow from operating activities was driven by the expenses associated with the Recapitalization and payments to lower commodity supplier payables partially offset by lower cash financing costs.
INVESTING ACTIVITIES
Cash flow from investing activities was an outflow of  $3.4 million for the nine months ended December 31, 2020 compared to an outflow of $17.1 million for the nine months ended December 31, 2019. Investing activities included $8.0 million for the purchases of property and equipment and intangibles, partially offset by $4.6 million of proceeds from the disposition of subsidiaries.
FINANCING ACTIVITIES, excluding dividends
Cash flow from financing activities, excluding dividends was an inflow of  $61.8 million the nine months ended December 31, 2020 compared to an inflow of  $42.5 million for the nine months ended December 31, 2019. The inflow during the nine months ended December 31, 2020 is primarily a result of the issuance of approximately $101.0 million of common shares as part of the Recapitalization transaction, less the $21.5 million payment on the share swap settlement and the $8.0 million repayment of debt. The $42.5 million inflow in the nine months ended December 31, 2019 was driven by $54.8 million borrowing under the Senior secured credit facility. For further discussion on the share swap payout, refer to Note 7 of the Interim Financial Statements.
Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various utilities to enrol, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Texas, Illinois (gas), California and Ohio (electricity), Just Energy receives payment directly.
LIQUIDITY
The Company has $91.2 million of total liquidity available as at December 31, 2020 including cash and cash equivalents of $66.6 million and available borrowing capacity of  $24.6 million under the senior secured credit facility.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Free cash flow and unlevered free cash flow1
For the nine months ended December 31.
(thousands of dollars)
	Fiscal 2021	Fiscal 2020
Cash flows from operating activities	$(11,030)	$8,135
Add (subtract):
Maintenance capital expenditures	(7,972)	(12,722)
Free cash flow	(19,002)	(4,587)
Finance costs, cash portion	46,815	54,480
Unlevered free cash flow	$27,813	$49,893

1
See “Non-IFRS financial measures” on page 5.

Unlevered free cash flow decreased by decreased by 44% to an inflow of  $27.8 million for the nine months ended December 31, 2020 compared to an inflow of  $49.9 million for the nine months ended December 31, 2019. The decrease in the unlevered free cash flow was primarily driven by the additional transaction costs incurred for the Recapitalization and payments made to decrease commodity supplier payables.
Balance sheet as at December 31, 2020, compared to March 31, 2020
The following table shows selected data from the unaudited interim condensed financial statements as at the following periods:
	As at Dec. 31 2020	As at March 31, 2020	As at Dec. 31 2019
Assets:
Cash	$66,635	$26,093	$17,988
Trade and other receivables, net	344,080	403,907	404,124
Total fair value of derivative financial assets	49,267	65,145	121,363
Other current assets	143,145	203,270	140,923
Total assets	1,069,042	1,215,833	1,294,205
Liabilities:
Trade and other payables	$472,763	$685,665	$523,650
Total fair value of derivative financial liabilities	246,495	189,706	199,731
Total long-term debt	518,768	782,003	774,600
Total liabilities	1,284,885	1,711,121	1,559,955
Total cash and cash equivalents increased to $66.6 million as at December 31, 2020 from $26.1 million as at March 31, 2020. The increase in cash is primarily attributable to cash flows from financing operations partially offset by the cash flows used in operations.
Trade and other receivables, net decreased to $344.1 million as at December 31, 2020 from $403.9 million as at March 31, 2020. The changes are primarily due to the seasonality of the Company’s operations and the lower customer base.
Other current assets decreased to $143.1 million as at December 31, 2020 from $203.2 million as at March 31, 2020 due to the reduction in capitalized upfront commission assets and green obligation assets.
Trade and other payables decreased to $472.8 million as at December 31, 2020 from $685.7 million as at March 31, 2020 driven by lower commodity and supplier payables and lower green obligtion liability.
Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ deficit from year to year due to commodity price volatility. As Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these unrealized changes do not impact the long-term financial performance of Just Energy.
Total long-term debt was $518.8 million as at December 31, 2020, down from $782.0 million as at March 31, 2020. The reduction in total debt is a result of the completion of the Recapitalization transaction.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Embedded gross margin1
Management’s estimate of EGM is as follows:
(millions of dollars)
	As at December 31. 2020	As at December 31. 2019	% decrease
Consumer embedded gross margin	1,023.0	1,271.0	(20)%
Commercial embedded gross margin	360.0	569.0	(37)%
Total embedded gross margin	$1,383.0	$1,840.0	(30)%

1
See “Non-IFRS financial measures” on page 5.

Management’s estimate of the Consumer EGM decreased by 20% to $1,023.0 million as at December 31, 2020 compared to $1,271.0 million as at December 31, 2019. The decline resulted from the decline in the commodity customer base and the unfavorable foreign exchange fluctuations.
Management’s estimate of the Commercial EGM decreased by 37% to $360.0 million as at December 31, 2020 compared to $569.0 as at December 31, 2019. The decline resulted from the decline in the commodity customer base and the unfavorable foreign exchange fluctuations.
PROVISION FOR (RECOVERY OF) INCOME TAXES
(thousands of dollars)
	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2019
Current income tax expense	$3,311	$2,905	$4,676	$6,417
Deferred income tax expense (recovery)	–	940	(58)	(2,813)
Provision for (recovery of) income taxes	$3,311	$3,845	$4,618	$3,604
Current income tax expense was $3.3 million for the three months ended December 31, 2020, compared to $2.9 million for the three months ended December 31, 2019.
Current income tax expense was $4.7 million for the nine months ended December 31, 2020 compared to $6.4 million for the nine months ended December 31, 2019. Just Energy continues to have current tax expense from profitability in taxable jurisdictions.
Deferred tax recovery was $0.1 million for the nine months ended December 31, 2020 compared to $2.8 million for the nine months ended December 31, 2019.
OTHER OBLIGATIONS
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the interim condensed consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.
Transactions with related parties
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates other than the related party transaction discussed in the unaudited interim condensed consolidated financial statements.
Off balance sheet items
The Company has issued letters of credit in accordance with its credit facility totaling $77.8 million as at December 31, 2020 to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.
Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, Fidelity and Deposit Company of Maryland, Charter Brokerage LLC, Chubb Group of Insurance Company, Zurich Insurance Company and Euler Hermes North America Insurance Company. Just Energy has issued surety bonds to various counterparties including States, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2020 was $46.3 million.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Critical accounting estimates and judgments
The interim condensed consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales, cost of goods sold, administrative expenses, selling and marketing expenses, and other operating expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.
The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.
COVID-19 IMPACT
As a result of the continued and uncertain economic and business impact of the coronavirus disease 2019 (COVID-19) pandemic, the Company has reviewed the estimates, judgments and assumptions used in the preparation of the financial statements, including with respect to: the determination of whether indicators of impairment exist for assets and cash-generating unit’s (“CGUs”) and the underlying assumptions used in the measurement of the recoverable amount of such assets or CGUs. Just Energy has also assessed the impact of the COVID-19 pandemic on the estimates and judgments used in connection with the measurement of deferred tax assets and the credit risk of our customers. Although the Company determined that no significant revisions to such estimates, judgments or assumptions were required for the quarter ended December 31, 2020, revisions may be required in future periods to the extent that the negative impacts on the business arising from the COVID-19 pandemic continue or worsen. Any such revision (due to the COVID-19 pandemic or otherwise) may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable, or to the valuation of our deferred tax assets, any of which could have a material impact on the results of operations and financial condition. The situation is dynamic and the impact of the COVID-19 pandemic on the results of operations and financial condition, including the duration and the impact on overall customer demand, cannot be reasonably estimated at this time.
FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply and as part of the risk management practice. In addition, Just Energy uses derivative financial instruments to manage foreign exchange, interest rate and other risks.
Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment. Certain derivative contracts were purchased to manage Electricity Reliability Council of Texas (“ERCOT”) collateral requirements.
Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts; however, hedge accounting under IFRS 9, “Financial Instruments” (“IFRS 9”) is not applied. Just Energy’s policy is not to use derivative instruments for speculative purposes.
Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows, however, hedge accounting under IFRS 9 is not applied.
The Interim Financial Statements are in compliance with IAS 32, “Financial Instruments: Presentation” IFRS 9; and IFRS 7, Financial Instruments: Disclosure. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.
The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 — Inputs that are not based on observable market data.
The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 7 of the Interim Financial Statements. Other inputs, including volatility and correlations, are driven off historical settlements.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES
The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward-looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. In addition, the Company may from time to time change the criteria that it uses to determine the creditworthiness of its customers, including RCE’s, and such changes could result in decreased creditworthiness of its customers and/or result in increased customer defaults. If a significant number of customers were to default on their payments, including as a result of any changes to the Company’s credit criteria, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets, See Note 5 of the Interim Financial Statements.
Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.
Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.
The measurement of the expected credit loss allowance for accounts receivable requires the use of management judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets. Both of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.
Just Energy common and preferred shares
As at February 25, 2021, there were 48,078,637 common shares and no preferred shares of Just Energy outstanding.
Under the Company’s 2020 Equity Compensation Plan (the “Equity Plan”) approved as part of the Recapitalization, Just Energy is allowed to issue Options, Restricted Share Units ("RSUs"), Deferred Share Units ("DSUs") and Performance Share Units ("PSUs") for the employees and directors of the Company. Under the Equity Plan, during the three months ended December 31, 2020, 650,000 Options were issued to management on October 12, 2020 with an exercise price of  $8.46. The exercise price was based on the higher of the closing price on October 9, 2020 or the 5-day volume weighted trading price as of October 9, 2020. The Company also issued an aggregate of 186,929 DSUs to the directors in lieu of materially all of their annual cash retainers based on the 5-day volume weighted trading price as of October 9, 2020 of  $8.37. In addition, the Company issued 23,513 RSUs to one employee based on the 5-day volume weighted trading price as of October 9, 2020 of  $8.37.
Legal proceedings
Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.
In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. On August 31, 2020 the Appeals Court denied the appeal in a 2-1 decision. Just Energy is planning to file a petition for certiorari seeking the United States Supreme Court review to resolve the newly created circuit split with the Court of Appeals for the Second Circuit unanimous decision in Flood v. Just Energy, 904 F.3d 219 (2d Cir. 2018) and with the inconsistency with the Supreme Court’s recent decision in Encino Motorcars, LLC v Navarro, 138 S. Ct. 1134, 1142 (2018), with broad, national, unsustainable implications for all employers who have outside sales employees. Notwithstanding Just Energy’s petition, the Company accrued approximately $6.0 million in the second quarter of fiscal 2021 in connection with this matter.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000, such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, but refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. The matter is currently set for trial in November 2021. Just Energy denies the allegations and will vigorously defend against these claims.
On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The Ontario lawsuit was subsequently amended to, among other things, extend the period to July 7, 2020. On September 2, 2020, pursuant to Just Energy’s plan of arrangement, the Superior Court of Justice (Ontario) ordered that all existing equity class action claimants shall be irrevocably and forever limited solely to recovery from the proceeds of the insurance policies payable on behalf of Just Energy or its directors and officers in respect of any such existing equity class action claims, and such existing equity class action claimants shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the released parties or any of their respective current or former officers and directors in respect of any existing equity class action claims, other than enforcing their rights to be paid by the applicable insurer(s) from the proceeds of the applicable insurance policies. Just Energy denies the allegations and will vigorously defend against these claims.
Controls and procedures
DISCLOSURE CONTROLS AND PROCEDURES
Both the chief executive officer (“CEO”) and chief financial officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the foregoing evaluation, conducted by or under the supervision of the CEO and CFO of the Company’s Internal Control over Financial Reporting (“ICFR”) in connection with the Company’s financial year-end, it was concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Both the CEO and CFO have designed, or caused to be designed under their supervision, the Company’s ICFR, which has been effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Based on that evaluation, the CEO and CFO concluded that because of the material weaknesses described below, the Company’s ICFR was not effective.
Identification of material weaknesses in reconciliation and estimation of certain balance sheet accounts
During the quarter ended March 31, 2020, and following our discovery of certain historical errors related to our cost of goods sold and trade accounts payable and other captions within our consolidated financial statements for the year ended March 31, 2019 and other historical periods, and in accordance with the internal control reporting requirements, management completed an assessment of the effectiveness of our ICFR as at March 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework (2013). The COSO framework summarizes each of the components of a company’s internal control system, including the: (i) control environment; (ii) control activities (process-level controls); (iii) risk assessment; (iv) information and communication; and (v) monitoring activities. The COSO framework defines a “material weakness” as a deficiency, or combination of deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis. Management’s evaluation of our ICFR identified material weaknesses resulting from
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MANAGEMENT’S DISCUSSION AND ANALYSIS
several design and operational control deficiencies within the system of internal control that allowed these errors to manifest and the failure to detect them for an extended period of time, as follows:
Control activities and monitoring
The Company did not design or maintain effective control activities and monitoring activities over the following:
The Company did not design an effective control activity regarding our reconciliation and estimation procedures as disclosed within the restatement tables of Note 5 of the consolidated financial statements for the year ended March 31, 2020. Specifically, the Company did not establish, to an appropriate degree of precision, a control to identify material misstatements regarding differences between commodity suppliers’ payables, initial estimates and final costs incurred, including establishing lookback procedures related to such estimates. Further, the Company did not design, to an appropriate degree of precision, a control to fully reconcile certain of the trade accounts payable and other accounts, which also included certain reclassifications to other balance sheet accounts.
The Company did not maintain monitoring of the design of certain aspects of the financial statement close process. Specifically, both the finance and operations teams did not coordinate activities to explain certain balance sheet reconciliations. Additionally, the Company did not design effective controls to prevent or detect misstatements during the operation of the financial statement close process, including finalization of the trial balance to the preparation of financial statements in fiscal 2020 and previous periods.
A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis. Due to the aforementioned adjustments, management identified material weaknesses for the year ended March 31, 2020.
Remediation of material weaknesses in internal control over financial reporting
Management is committed to the planning and implementation of remediation efforts to address the material weaknesses, as well as to foster improvement in the Company’s internal controls. These remediation efforts are underway and are intended to address the identified material weaknesses and enhance the overall financial control environment.
While performing year-end close procedures for fiscal 2020, the Company engaged third parties to assist the Company in addressing the identified material weaknesses and made operational and financial reporting control changes throughout the organization.
Management is enhancing its system of internal control methodology to foster a stronger interaction between the Company’s finance and operations teams to produce more precise information for accruals and reconciliation performance by requiring both teams to participate in reconciliation and monitoring activities. The Company has deployed a formal balance sheet reconciliation policy across the organization, trained accountants and other participants to perform reconciliations, and instituted a quality review of certain reconciliations within the Company. During closing of the first and second quarters of fiscal 2021, management further increased the amount of personnel to perform the close and estimation processes for commodity suppliers’ payables, initial estimates and final costs incurred, to assist in the performance of balance sheet reconciliations. Additionally, the Company completed deploying a third party reconciliation tool to further increase the rigour used in performance balance sheet reconciliations and continues training the finance and accounting team to utilize the tool as part of its normal reconciliation and close process.
To further remediate the material weakness identified herein, the management team, including the CEO and CFO, have reaffirmed and re-emphasized the importance of internal control as part of its commitment to competence, to control consciousness and to fostering a strong control environment. The Company has continued to hire additional personnel with expertise in finance and accounting, and within the retail energy sector, and has provided enhanced training regarding the importance and application of internal control to the teams addressing the material weaknesses. The remediation of these material weaknesses is ongoing, as not enough time has elapsed in order to conclude that the remediation efforts are operating effectively.
No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.
Changes in internal control over financial reporting
Other than as described above, there were no changes in ICFR during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, ICFR.
INHERENT LIMITATIONS
A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate governance
Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at investors.justenergy.com https://investors.justenergy.com/ and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.
Outlook
As previously announced, the Company is withdrawing its Base EBITDA and unlevered free cash flow guidance for fiscal 2021 and is continuing to assess the financial impact of the Weather Event. As of the time of this press release, the Company estimates that the financial impact of the Weather Event on the Company could be a loss of between $50 million and $315 million. The total financial impact may materially change due to ERCOT final settlement data as it becomes available, any government or regulatory actions or potential litigation with respect thereto, failure of other parties to pay amounts owing to ERCOT and the impact of customer credit losses. The estimated substantial losses could be materially adverse to the Company’s liquidity and its ability to continue as a going concern. The Company is in discussions with its key stakeholders regarding the impact of the Weather Event and will provide an update as appropriate.
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